GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7

Buenos Aires, April 19, 2011

To the Comisión Nacional de Valores (National Securities Commission)

Dear sirs,

Ref.: Notice of Material Event

Grupo Financiero Galicia S.A. (“Grupo”) is pleased to inform you, in compliance with National Securities Commission requirements, that on April 19, 2011, Grupo received notice from the Administración Nacional de Seguridad Social (“ANSES”) of its desire to exercise its right to vote cumulatively in the election of directors and syndics at Grupo’s ordinary shareholders’ meeting to be held on April 27, 2011 (items 9 and 10 of the agenda of such meeting).

In addition, ANSES notified Grupo that it will exercise this right at the above-mentioned shareholders’ meeting using 207,224,403 Class B ordinary shares, which are entitled to one vote per share and represent 16.69% of total share capital and 8.76% of total votes.

Sincerely,

Pedro A. Richards
Attorney-in-fact